UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

October 29, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Third Quarter 2015 Results

Buenos Aires, October 29, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the third quarter ended September 30, 2015.

Petrobras Argentina’s net income for 2015 third quarter is a gain of ARS 439 million compared to a gain of ARS 448 million in 2014 third quarter.

The gain in the third quarter of 2015 is attributable to an operating income of ARS 855 million, partially offset by an income tax charge of ARS 321 million, minority interest of ARS 54 million and financial expenses of ARS 41 million.

Petrobras Argentina’s net income for the nine-month periods ended September 30, 2015 and 2014 was ARS 1,785 million and ARS 1,500 million, respectively.

The gain in FY 2015 is attributable to an operating income of ARS 3,149 million, partially offset by an income tax charge of ARS 1,177 million, minority interest of ARS 131 million and financial expenses of ARS 56 million.

Income Statement

Sales

Gross Profit

Other Operating Results

Equity in Earnings of Affiliates

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* Regarding sales, improvements in natural gas sales prices partially offset the effects of divestment of the Austral basin assets occurred in the first quarter of 2015 which resulted in a decrease in oil and gas sales volumes. Oil and gas sales totaled ARS 2,707 million and ARS 2,751 million in 2015 and 2014 quarters, respectively.

Crude oil sales totaled ARS 1,859 million and ARS 2,221 million in 2015 and 2014 quarters, respectively. This decline in sales is primarily attributable to lower sales volumes due to the sale of the Austral basin and, to a lesser extent, the natural decline of mature fields.

Gas sales rose ARS 325 million to ARS 830 million in 2015 quarter, mainly as a consequence of an improvement in average sales prices due to the implementation of Gas Plan II in 2015 quarter, partially offset by a decline in sales volumes, which totaled 207 MMcf/d in 2015 quarter and 249 MMcf/d in 2014 quarter, mainly derived from the sale of the Austral basin. In 2015 quarter production from the Neuquén basin increased as a consequence of the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields.

* Gross profit rose ARS 84 million to ARS 996 million in 2015 quarter, with margins on sales of 37% and 33%, in 2015 and 2014 quarters, respectively.

Refining and Distribution

* Refined product sales volumes totaled 479.1 thousand cubic meters in 2015 quarter and 415.6 thousand cubic meters in 2014 quarter, which quarter was impacted by the scheduled shutdown for maintenance works at the Bahía Blanca Refinery.

Sales totaled ARS 2,932 million and ARS 3,058 million in 2015 and 2014 quarters, respectively. The third quarter of 2015 was mainly impacted by lower international prices for crude oil and oil related products and lower crude oil sales volumes, partially offset by higher sales volumes of refined products. In 2014 quarter, the scheduled shutdown for maintenance works at Bahía Blanca Refinery resulted in an increase of ARS 367 million in crude oil sales to third parties.

* Gross profit totaled ARS 365 million in 2015 quarter and ARS 302 million in 2014 quarter, with margins on sales of 12% and 10%, respectively.

Petrochemicals

* In 2015 quarter, increased sales by the catalytic reformer plant partially offset the decrease in styrenics sales. Petrochemical sales totaled ARS 1,090 million in 2015 quarter compared to ARS 1,139 million in 2014 quarter.

Sales revenues resulting from the catalytic reformer plant operations rose ARS 18 million to ARS 423 million in 2015 quarter, as a consequence of the combined effect of a slight increase in both sales volumes and prices stated in pesos.

As a consequence of the drop in average prices, in line with the drop in international prices, and mainly due to lower export volumes of synthetic rubber and styrene, partially offset by increased sales volumes of styrene and polystyrene attributable to a higher domestic demand, styrenic product sales revenues declined ARS 67 million to ARS 667 million in 2015 quarter.

* Gross profit totaled ARS 157 million in 2015 quarter and ARS 188 million in 2014 quarter, with margins on sales of 14.4% and 16.5%, respectively.

Gas and Energy

Marketing and Transportation of Gas

* In 2015 quarter, natural gas sales revenues rose ARS 283 million to ARS 901 million, mainly due to an improvement in average sales prices, partially offset by a decline in sales volumes, which totaled 214 million cubic feet in 2015 quarter. The rise in average sales prices is mainly attributable to the implementation of Gas Plan II in 2015 and, to a lesser extent, increased volumes of non-conventional gas sold at Gas Plus price.

* Gross profit totaled ARS 53 million in 2015 quarter and ARS 84 million in 2014 quarter, with margins on sales of 6% and 14% in 2015 and 2014 quarters, respectively.

Electricity

* In 2015 quarter, net sales for electricity generation increased ARS 112 million to ARS 504 million, mainly due to an improvement in average sales prices, favorably impacted by the implementation of Resolution No. 482/2015 in July  2015, whereby a price increase retroactive to February 2015 was recognized and, to a lesser extent, to a growth in sales volumes to 1,898 Gwh in 2015 quarter from 1,859 Gwh in 2014 quarter.

* Gross profit totaled ARS 242 million in 2015 quarter and ARS 144 million in 2014 quarter, in line with higher average sales prices derived from the implementation of the above mentioned resolution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: October 29, 2015

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares /

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer